Exhibit 99.1

SaverOne Reports Full Year 2023 Results with 128%

Year-over-Year Revenue Growth

Strong growth continued with 2023 revenue at NIS 2.7 million

Petah Tikvah, Israel, March 25, 2024 – SaverOne 2014 Ltd. (Nasdaq: SVRE, TASE: SVRE), a company developing and deploying transportation safety and advanced driver-assistance systems (ADAS) technologies and solutions, today presented its results for the full year 2023, and shared recent business updates.

Recent Highlights

●	SaverOne is successfully executing on its land-and-expand strategy by broadening initial penetrations locally to full fleets, as well as new pilots and international contract wins;
●	Signed a first OEM agreement with Volvo Bus Corporation in Mexico;
●	4,600 systems have been ordered by customers as of March 12, 2024 (of which approximately 3,200 have been installed)

Financial Highlights

●	~2.3X (128%) year-over-year growth in 2023 revenue to NIS 2.7 million (~$0.75 million);
●	Gross profit in 2023 of NIS 0.752 million (~$0.207 million), an increase of 107% versus NIS 0.364 million in 2022
●	Net loss of NIS 33.8 million (~$9.3 million) in 2023 versus NIS 25.0 million in 2022 with higher net loss due to higher expenses given increased business activities particularly in international regions;
●	December 31, 2023 cash and cash equivalents of NIS 17.1 million (~$4.7 million) compared with NIS 19.2 million at year-end 2022.

Management Comment

Commented Mr. Ori Gilboa, CEO of SaverOne, “We are pleased with continued solid performance in 2023, both from the financial perspective by growing revenues at more than 100%, and particularly from the strategic perspective. We are especially pleased with the broadening of our footprint amongst our existing customers, and a prime example is the growth of our relationship with Cemex, expanding our offerings into the trucks of Cemex Spain. We are also reaching new customers internationally, demonstrated by the initiation of some key pilot projects in North America, Europe and elsewhere. In particular, our first OEM penetration with Volvo Bus Corporation, a Mexican subsidiary of leading car manufacture Volvo, is a highly strategic customer win for us and we believe opens additional potential for similar such wins in the near future.”

“We continue to remain optimistic and we expect to maintain our strong momentum into 2024 and beyond,” concluded Mr. Gilboa.

Recent Developments Summary

●	In September 2023, SaverOne launched its first European pilot with Cemex in Spain, covering ten trucks in two regions. This follows a recent successful installation of SaverOne's solution across Cemex Israel's full fleet of employee vehicles and operational trucks.
●	In October 2023, SaverOne announced the win of six new customers covering 90 vehicles in the private bus fleet industry in Israel. The private bus fleet vertical, especially buses carrying school children, is key for SaverOne, representing significant growth potential internationally and has become an area of strategic focus for the Company.
●	In October 2023, SaverOne signed a distribution agreement with GVZ Company, based in Milan, specializing in the distribution of automotive components and solutions in European markets. Furthermore, SaverOne appointed Mr. Tal Yihie as its Italian Country Partner, a seasoned business development executive with over 14 years of extensive sales, marketing, and distribution expertise in Italy, in addition to having an extensive global business network.
●	In November 2023, SaverOne launched a strategically important pilot project of 10 vehicles with Tecne, the engineering company of Gruppo Autostrade per l'Italia, which is one of Europe's leading concessionaries for the construction and management of toll motorways, with a fleet of 3,000 vehicles.
●	In November 2023, SaverOne announced a new pilot with System Logistics, an Italian designer, manufacturer and provider of automated warehousing, with a fleet of over 100 vehicles.
●	In January 2024, its was announced that the SaverOne system will be installed across Strauss Group's entire fleet of over 80 food delivery trucks in Israel. Strauss Group is one of the largest food manufacturers in Israel.
●	In January 2024, it was announced that SaverOne secured a new customer, Bon Tour, a leading private transit companies in Israel, with a significant order of 300 Systems. In the coming month, 50 systems will be installed on Bon Tour's various buses and minibuses, and following that, a further 250 systems are expected to be installed. Among Bon Tour's customers are government offices, municipalities and councils, institutions and hospitals, factories, tourism bodies, as well as private customers.
●	In February 2024, SaverOne announced that Egged Tours would install 300 SaverOne Systems on all its buses. Egged Tours operates the largest tour bus fleet in Israel. It is a subsidiary of Egged Transportation, Israel's largest bus company, with over 3,000 buses operating nationally with a vast network of urban and intercity routes.
●	In February 2024, SaverOne was granted a new US patent covers aspects of SaverOne's System to prevent distraction while driving. With this new patent, SaverOne's patent portfolio comprises of 23 patents of which 10 are already granted in various jurisdictions and a further 13 additional patent applications in process. These patents are strategically filed in key markets such as the US, China, Israel, the United Kingdom, and the European Union, reflecting the company's strategic vision for global expansion.
●	In February 2024, SaverOne announced that it has launched a new pilot project in the United States with Motor Supply, Inc., a trucking company based in Columbia, South Carolina. The pilot is expected to run over a period of 12 months and, if successful, potentially expand to the rest of the fleet and any future trucks that Motor Supply may operate.

●	In March 2024, GB Tours decided to expand its installation of the SaverOne system across its full fleet of public transportation and tour buses. GB Tours is a leading Israel-based public transportation company that operates public transportation lines as well as tour buses with a fleet of about one hundred buses. This order follows the conclusion of a successful pilot of the SaverOne System on twenty of GB Tours’ buses.
●	In March 2024, SaverOne entered into an original equipment manufacturer (OEM) agreement with Volvo Bus Corporation, a subsidiary of the global automotive giant, Volvo Group. Under the OEM agreement, SaverOne's Safety Solution will be installed in new Volvo buses that are manufactured for the Mexican market. Volvo Bus customers in Mexico will be offered the SaverOne Safety Solution pre-installed, following integration into Volvo’s assembly line. In addition, the agreement also allows for a retrofit of existing buses covered under Volvo’s maintenance agreement (representing approximately 3,000 buses in the market), which will install SaverOne’s Safety Solution as an aftermarket installation.

Financial Summary for 2023

Revenues increased by 128% to NIS 2.720 million (~$0.75 million) in 2023 compared to NIS 1.193 million (~$0.329 million) for 2022. This increase was mainly the result of increased sales of the SaverOne System in Israel with new and existing customers as well as new sales with customers in international regions.

Of the revenues in 2023, 93% of revenues were from Israel while 7% of revenues were from Europe. In 2022, 100% of revenues were from Israel.

Gross profit increased by 107% to NIS 0.752 million (~$0.207 million), representing gross margin of 27.6% in 2023 compared to NIS 364 thousand (~$0.1 million), representing gross margin of 30.5%, in 2022.

Research and development expenses, net were NIS 22.9 million (~$6.3 million) in 2023 compared to NIS 21.5 million (~$5.9 million) in 2022.

Selling and marketing expenses were NIS 3.8 million (~$1.0 million) in 2023 compared to NIS 1.6 million (~$0.439 million) in 2022. The increase is attributable mainly to higher payroll and investor relations expenses, as part of the Company’s efforts to increase sales and marketing efforts.

General and administrative expenses were NIS 8.3 million (~$2.3 million) in 2023, compared to NIS 6.5 million (~$1.8 million) in 2022. The increase in these expenses was mainly due to additional costs associated with being a US listed public company.

Operating loss was NIS 34.2 million (~$9.4 million) in 2023 compared to NIS 29.2 million (~$8.1 million) in 2022, primarily due to increased operating expenses as detailed above.

Financing income, net, was NIS 0.388 million (~$0.107 million) for 2023 compared to financing income, net, of NIS 4.2 million (~$1.2 million) in 2022. The decrease is due primarily due to fluctuations in exchange rates and other effects impacting the value of financial assets and liabilities that the Company holds less interest paid.

Net loss in 2023 was NIS 33.8 million (~$9.3 million), compared to NIS 26.5 million (~$6.9 million) for 2022.

Cash and cash equivalents and short-term bank deposits as of December 31, 2023, amounted to NIS 17.1 million (~$4.7 million), compared with NIS 19.2 million (~$5.3 million) as of December 31, 2022.

The Company’s financial results are presented in accordance with IFRS as issued by the IASB.

*Unless otherwise noted, for the purposes of the presentation of financial data, all conversions from New Israeli Shekels (NIS) to U.S. dollars and from U.S. dollars to NIS were made at the rate of NIS 3.627 to $1.00, based on the representative exchange rate reported by the Bank of Israel on December 29, 2023.

A copy of SaverOne’s annual report on Form 20-F for the year ended December 31, 2023 has been filed with the U.S. Securities and Exchange Commission at https://www.sec.gov/ and posted on SaverOne’s investor relations website at https://ir.saver.one/. SaverOne will deliver a hard copy of its annual report, including its complete audited consolidated financial statements, free of charge, to its shareholders upon request at saverone@ekgir.com.

About the SaverOne System

SaverOne’s system is installed in vehicles to provide a solution to the problem of driver distraction, as a result of drivers using distracting applications on the mobile phone while driving, in a way that endangers their safety and the safety of their passengers. This phenomenon is considered one of the main causes of road accidents in the world. According to the US National Highway Traffic Safety Administration, the annual cost of road accidents just in the United States, stands at about $870 billion each year, excluding the costs of serious injury or death, with a quarter of those accidents estimated to be related to the use of the mobile phones while driving. SaverOne's technology specifically recognizes the driver area in the vehicle and prevents the driver from accessing distracting applications such as messaging, while allowing others (e.g. navigation, calls), without user intervention or consent, creating a safer driving environment.

SaverOne’s primary target markets include commercial and private vehicle fleets, including public transportation and buses, that are interested in reducing potential damages and significant cost, vehicle manufacturers that are interested in integrating safety solutions to their vehicles, and insurance and leasing companies. SaverOne initially addresses car fleets with focus on the Israeli, European and US markets, as well as other markets around the world. SaverOne believes that ultimately increased focus on monitoring and prevention of cellular distraction systems in vehicles, in particular driven by upcoming expected EU regulation, will likely have a dramatic positive impact on the demand for its systems in the future.

The Company’s strategy is to provide its technology for installation to customers in the aftermarket as well as address OEM vehicle manufacturers, to install the Company's protection technologies during the vehicle manufacturing process.

About SaverOne

SaverOne is a technology company engaged in the design, development and commercialization of OEM and aftermarket solutions and technologies, to lower the risk of, and prevent, vehicle accidents.

SaverOne’s initial line of products is a suite of solutions that saves lives by preventing car accidents resulting from distraction from the use of mobile phones while driving. SaverOne is also developing a sensor system for early location and direction detection under all visibility conditions of vulnerable road users (VRU) through their cellphone footprint.

To learn more about the company, please visit: https://saver.one/

For the corporate video, please visit: https://saver.one/media/

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act and other securities laws that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release include, but are not limited to, statements regarding SaverOne's strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and condition and may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will" "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on SaverOne's current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Many factors could cause SaverOne's actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the ability of SaverOne’s technology to substantially improve the safety of drivers; SaverOne’s planned level of revenues and capital expenditures; SaverOne’s ability to market and sell its products; SaverOne’s plans to continue to invest in research and development to develop technology for both existing and new products; SaverOne’s intention to advance its technologies and commercialization efforts; SaverOne’s intention to use local distributors in each country or region that it will conduct business to distribute our products or technology; SaverOne’s plan to seek patent, trademark and other intellectual property rights for our products and technologies in the United States and internationally, as well as its ability to maintain and protect the validity of its currently held intellectual property rights; SaverOne’s expectations regarding future changes in its cost of revenues and our operating expenses; interpretations of current laws and the passage of future laws; acceptance of SaverOne’s business model by investors; the ability to correctly identify and enter new markets; the impact of competition and new technologies; general market, political and economic conditions in the countries in which SaverOne operates; projected capital expenditures and liquidity; SaverOne’s intention to retain key employees, and our belief that we maintain good relations with all of its employees; any resurgence of the COVID-19 pandemic and its impact on SaverOne’s business and industry; security, political and economic instability in the Middle East that could harm SaverOne’s business, including due to the current war between Israel and Hamas; and other risks and uncertainties, including, but not limited to, the risks detailed in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "SEC") on March 25, 2024 and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of this date, and SaverOne undertakes no duty to update such information except as required under applicable law.

International Investor Relations Contact:

Ehud Helft

+1 212 378 8040

saverone@ekgir.com

Israeli Investors Contact:

Jonathan Eilat

John@theinvestor.co.il

	As of December 31,
	2023	2022
Assets
Current assets
Cash and cash equivalents	17,112	19,240
Short-term bank deposits	-	10,070
Trade receivables, net	1,054	762	(*)
Other current assets	1,509	1,016
Inventory	4,534	2,026
Total current assets	24,209	33,114

Non-current assets
Trade receivables, net	1,051	335	(*)
Property and equipment, net	248	218
Restricted deposits	211	201
Right of usage asset, net	1,271	567
Total non-current assets	2,781	1,321

Total assets	26,990	34,435

Current liabilities
Current maturities of leasing liability	352	467
Trade payables	4,303	1,956
Other current liabilities	2,042	2,872
Liability in respect of government grants	694	335
Derivative warrants liability	274	1,151
Promissory notes, net	7,139	-
Total current liabilities	14,804	6,781

Non-current liabilities
Leasing liability, net current	980	181
Liability in respect of government grants	634	919
Total non-current liabilities	1,614	1,100

Commitments

Shareholders' equity
Share capital and premium	135,243	118,284
Capital reserve in respect of share-based payment	10,939	10,045
Accumulated deficit	(135,610)	(101,775)
Total shareholders’ equity	10,572	26,554

Total liabilities and shareholders’ equity	26,990	34,435

(*)	Reclassified.

	Year Ended December 31,
	2023	2022	2021

Revenues	2,720	1,193	450
Cost of revenues	(1,968)	(829)	(288)
Gross profit	752	364	162

Research and development expenses, net	(22,861)	(21,490)	(18,847)
Selling and marketing expenses, net	(3,787)	(1,591)	(2,431)
General and administrative expenses	(8,327)	(6,492)	(5,149)
Operating loss	(34,223)	(29,209)	(26,265)

Financing expenses	(1,219)	(852)	(228)
Financing income	1,607	5,099	3
Financing income (expenses), net	388	4,247	(225)

Loss for the year	(33,835)	(24,962)	(26,490)
Comprehensive loss for the year	(33,835)	(24,962)	(26,490)

Loss per share attributed to shareholders of company shares, par value NIS 0.01 each

Basic and diluted loss per share:
Basic and diluted loss per share	(1.08)	(1.44)	(3.33)
Weighted average of number of shares used to calculate the basic and diluted loss per share	31,380,359	17,300,596	7,960,239

	Year ended December 31,
	2023	2022	2021
Cash flow from current operations
Comprehensive loss for the year	(33,835)	(24,962)	(26,490)
Adjustments required to present cash flows from operating activities (Appendix A)	(1,185)	(3,408)	3,357
Net cash used in operating activities	(35,020)	(28,370)	(23,133)

Cash flows from investment activity
Change in deposits restricted as to withdrawal	-	-	(41)
Changes in short-term deposits	10,070	(5,058)	(5,012)
Purchase of property and equipment	(128)	(62)	(144)
Net cash provided by (used in) investment activity	9,942	(5,120)	(5,197)

Cash flows from financing activity
Deferred offering expenses	-	-	(750)
Net proceeds received from issuance of units including put options, first promissory note and ADSs as Commitment Shares in transaction of equity line granted	7,170	-	-
Proceeds received from issuance of ADSs resulted from partial exercise of Commitment Amount under equity line	9,259	-	-
Repayment of first promissory note (principal and interest)	(754)	-	-
Net proceeds received from issuance of second promissory note	3,597	-	-
Receipt of government grants	-	-	579
Net proceeds received from issuance of ADSs through private placement transaction	-	5,141	-
Net proceeds received from issuance of ADSs as part of shelf prospectus through public offering transaction	3,685	-	-
Repayment of principal in respect of leasing	(467)	(467)	(440)
Net proceeds received from issuance of units consist of ADSs, pre-funded warrants and warrants through U.S. IPO transaction	-	37,298	-
Exercise of non-registered rights into ordinary shares	-	-	- (*)
Exercise of restricted share units into ordinary shares	- (*)	-	-
Net cash provided by (used in) financing activity	22,490	41,972	(611)

Change in balance of cash and cash equivalents	(2,588)	8,482	(28,941)

Exchange differences on cash and cash equivalents	460	2,075	-

Balance of cash and cash equivalents, beginning of year	19,240	8,683	37,624

Balance of cash and cash equivalents, end of year	17,112	19,240	8,683

(*)	Representing amount lower than NIS 1.

	Year ended December 31,
	2023	2022	2021
Appendix A - Adjustments required to present cash flows from operating activities

Income and expenses not involving cash flows
Depreciation	98	82	61
Amortization of right for usage asset	425	425	398
Interest expense in respect of leasing	22	43	61
Share-based payment to employees and service providers	978	1,157	3,348
Revaluation of derivative warrant liability	(877)	(2,954)	-
Recognition of discount, interest and exchange differences expenses related to promissory notes	526	-	-
Finance expenses incurred from partial exercise of Commitment Amount under equity line	531	-	-
Direct and incremental issuance cost allocated to derivative warrant liability through U.S IPO	-	723	-
Exchange differences on cash and cash equivalent and restricted deposits	(470)	(2,085)	-
Changes in liability in respect of government grants	74	86	(213)
	1,307	(2,523)	3,655

Changes in asset and liability items
Decrease (increase) in other current assets	(493)	143	(647)
Increase in trade receivables	(1,008)	(596)	(142)
Increase in inventory	(2,508)	(1,201)	(715)
Increase in trade payables	2,347	1,014	54
Increase (decrease) in other current liabilities	(830)	(245)	1,152
	(2,492)	(885)	(298)

	(1,185)	(3,408)	3,357

Appendix B - Non-cash investment and financing activities

Recognition of right for usage asset against a leasing liability	1,129	-	532
Deferred offering expenses not yet paid	-	-	405
Direct and incremental stock-based payment expenses allocated to ADSs and pre-fund warrants through U.S. IPO	-	960	-
Classification of equity amount to derivative warrants liability due to partial exercise of over-allotment option into warrants	-	158	-
Repayment of first promissory note (principal and interest) through issuance of ADSs resulted from partial exercise of Commitment Amount under equity line	3,313	-	-

Appendix C - Additional information pertaining to cash flows

Interest paid	-	-	-
Interest received	271	85	-